Amf
9-8-2003



SEC 03051177 COMMISSION
549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 44204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2002 (MM/DD/YY) AND ENDING 6/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST BERMUDA SECURITIES (BVI) LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GROUND FLOOR, CHEVRON HOUSE, 11 CHURCH STREET
(No. and Street)

HAMILTON (City) BERMUDA (State) HM11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY G. CONYERS (441) 295-1330
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

PAR-LA-VILLE ROAD (Address) HAMILTON (City) BERMUDA (State) HM11 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL RAYMOND SCHROTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST BERMUDA SECURITIES (BVI) LTD., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Julie Victoria Stanton
Notary Public
Hamilton, Bermuda

My commission does not expire under the laws of the Islands of Bermuda.



REVENUE BERMUDA
$10

Signature

Secretary

Title

Notary Public



REVENUE BERMUDA
$5



This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
AUG 2 6 2003
WASH. D.C.
161
SECTION

FIRST BERMUDA SECURITIES (BVI) LTD.

Financial Statements
(With Independent Auditors' Report Thereon)

Years Ended June 30, 2003 and 2002


KPMG



Chartered Accountants

Crown House
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Mailing Address:
P. O. Box HM 906
Hamilton HM DX
Bermuda

Telephone (441) 295-5063
Fax (441) 295-9132
Email kpmg@kpmg.bm

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
First Bermuda Securities (BVI) Ltd.

We have audited the accompanying statements of financial condition of First Bermuda Securities (BVI) Ltd. as at June 30, 2003 and 2002 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The statements of changes in liabilities subordinated to claims of general creditors have not been presented, as there were no such liabilities during the years ended June 30, 2003 and 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities (BVI) Ltd. as at June 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG

Chartered Accountants
Hamilton, Bermuda
July 22, 2003



FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Financial Condition

June 30, 2003 and 2002
(Expressed in Bermuda Dollars)

	2003	2002
Assets		
Cash and cash equivalents (Notes 2(d) and 3)	$ 58,608	$ 75,177
Brokerage commissions receivable (Note 2(a))	82,630	60,389
Due from parent company (Note 4)	336	3,773
Total assets	141,574	139,339
Liabilities		
Amounts due to clearing broker	4,865	19,113
Accounts payable and accrued expenses	2,875	2,875
Total liabilities	7,740	21,988
Stockholder's equity		
Capital stock		
Authorized issued and fully paid		
50,000 shares of $1 par value each	50,000	50,000
Retained earnings	83,834	67,351
Total stockholder's equity	133,834	117,351
Total liabilities and stockholder's equity	$ 141,574	$ 139,339

See accompanying notes to financial statements

Signed on behalf of the Board


Director


Director

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Income

Years Ended June 30, 2003 and 2002
(Expressed in Bermuda Dollars)

	2003	2002
Income		
Brokerage commissions (Note 2(a))	$ 615,803	$ 706,365
Interest income (Note 2(b) and 2(d))	45,979	45,747
Total income	661,782	752,112
Expenses (Note 6)		
Commission expenses (Notes 2(c) and 5)	271,262	273,944
Clearing and brokerage charges	115,162	173,705
Telecommunications expense	3,953	29,602
Secretary and filing fees	2,769	6,868
Insurance expense	3,635	4,835
Bank charges	518	266
Total expenses	397,299	489,220
Net income for the year	$ 264,483	$ 262,892

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2003 and 2002
(Expressed in Bermuda Dollars)

	2003	2002
Capital stock		
Capital stock at beginning of year	$ 50,000	$ 50,000
Capital stock at end of year	50,000	50,000
Retained earnings		
Retained earnings at beginning of year	67,351	104,459
Net income for the year	264,483	262,892
Dividends paid	(248,000)	(300,000)
Retained earnings at end of year	83,834	67,351
Total stockholder's equity	$ 133,834	$ 117,351

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Cash Flows

Years ended June 30, 2003 and 2002
(Expressed in Bermuda Dollars)

	2003	2002
Cash flow from operating activities		
Net income	$ 264,483	$ 262,892
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in brokerage commissions receivable	(22,241)	25,570
Change in amount due from parent company	3,437	(3,510)
Change in amounts due to clearing broker	(14,248)	(2,550)
Change in accounts payable and accrued expenses	–	795
Cash provided by operating activities	231,431	283,197
Cash flow from financing activities		
Dividends paid	(248,000)	(300,000)
Cash used in financing activities	(248,000)	(300,000)
Net decrease in cash and cash equivalents	(16,569)	(16,803)
Cash and cash equivalents at beginning of year	75,177	91,980
Cash and cash equivalents at end of year	$ 58,608	$ 75,177

See accompanying notes to financial statements

1. **General**

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer as a registered member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd., a company incorporated in Bermuda.

2. **Significant accounting policies**

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

a) *Brokerage commissions*

Brokerage commissions are accounted for on a trade-date basis and are accrued to the balance sheet date.

b) *Interest income*

Interest income is accrued to the balance sheet date.

c) *Commission expenses*

Commission expenses are accrued to the balance sheet date.

d) *Cash and cash equivalents*

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statement of income.

e) *Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Concentration of credit risk**

Cash and cash equivalents includes deposits of $57,670 (2002 - $57,526) held with a single United States bank. Cash in the amount of $25,000 must be maintained with the clearing broker.

4. **Due from parent company**

Amounts due from the parent company are interest free, unsecured and have no fixed terms of repayment.

5. **Commission expenses**

Commission expenses primarily represent the reimbursement of commissions paid by First Bermuda Group Ltd. to its employees for services provided to the Company relating to the broker/dealer business. These expenses are computed as 50% of total income less clearing and brokerage charges, telecommunication expenses and certain miscellaneous expenses.

6. **Related party transactions**

General and administrative expenses of the Company amounting to $56,910 (2002 - $37,029) have been borne by the parent and are not included in the statement of income.

7. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2003 the Company had net capital of $128,498 (2002 - $108,578), which was $123,498 (2002 - $103,578) in excess of its required net capital of $5,000.

8. **Taxation**

The Company is considered a non-resident corporation for British Virgin Island corporation taxation purposes and is therefore not subject to tax.

It is management's belief that the Company is not engaged in a United States trade or business as determined under United States Federal tax laws and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for income taxes in the financial statements.

Schedule 1

FIRST BERMUDA SECURITIES (BVI) LTD.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2003 and 2002

	2003	2002
Net capital		
Total stockholder's equity	$ 133,834	$ 117,351
Total stockholder's equity qualified for net capital	133,834	117,351
Other deductions (excess fidelity bond)	(5,000)	(5,000)
Total capital and allowable subordinated liabilities	128,834	112,351
Deductions and/or charges Non-allowable assets:		
Amount due from parent company	(336)	(3,773)
Total deductions and/or charges	(336)	(3,773)
Net capital before haircuts on securities positions	128,498	108,578
Net capital	$ 128,498	$ 108,578
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 123,498	$ 103,578
Ratio: Aggregate indebtedness to net capital	0.06 : 1.00	0.20 : 1.00

There is no material difference between the Computation of Net Capital under Rule 15c3-1 above and that reported by the Company in its unaudited FOCUS Part IIA filing as of June 30, 2003.